EXHIBIT 99.7
April 20, 2007 CNBC Media Interview on the Financial Performance of Wipro Limited for the
Quarter and Year ended March 31, 2007
Interviewee:
Suresh Senapaty Executive Vice President, Finance & CFO
Girish Paranjpe President — Financial Solutions SBU
Dr. A.L.Rao President — Product Engineering Services SBU
Sudip Banerjee President — Enterprise Solutions SBU
Suresh Vaswani President — Wipro Infotech and Global Practices
T K Kurien, President Wipro BPO SBU
Sekar, President – Americas & Europe
Anchor: Wipro management is here to tell us how they achieved stellar performance – Suresh Senapaty, AL Rao, Girish Paranjpe and Sudip Banerjee; the first lot of the Wipro top management. We will have more from the others in a bit. Thanks very much. Good morning to all of you gentlemen.
Suresh, we are a little unclear about the operating margin picture, have they indeed gone up to 26.9% and could you just explain how you affected this margin improvement, if there indeed has been one?
Suresh Senapaty: Right. So far as operating margins are concerned, actually there is a decline of about 20 bps. It was 24.2 last quarter and it has come down to 24% despite the foreign exchange impact of about 30 bps. And as you know we did an increase in the onsite wages starting from January – that had an impact of about 50 bps. And we have significantly upped the expenditure on account of sales and marketing. A lot of marketing activities in Q4, the headcount increases in the sales. And most of the sales force being onsite, again you had an impact there, about 0.8%. Net-net, we were able to mitigate most of it. We saw margin expansion in the BPO as well as Acquisition. And we also had some amount of price realisation uptake. Net-net it was the whole... Overall we were able to mitigate that to only a 20 bps drop. But I think the biggest kind of happiness that we were seeing is that, first time we achieved a $3Bn revenue for our IT business as a whole. And also, so far as Enterprise Solutions is concerned, it crossed $ 1.0 Bn; we had Wipro BFSI, Financial Services practice crossed $ 0.5 Bn And Wipro Infotech, again, crossed $ 0.5 Bn So a lot of, and the Q4 revenue for Wipro as a whole has touched $ 1 Bn of revenue.
Anchor: Suresh, could you explain how that 11.9% sequential jump in profits then came about, if margins have been sluggish? Has there been any large extraordinary thing?
Suresh Senapaty: No. Well, I think the growth has been very good. We have seen a fair deal amount of, for example the Q4 Wipro Infotech part of the business has also done very well. And we had a little uptake on our other incomes because of the Dividend Tax being there. Some of the Mutual Funds did declare dividend and therefore we had a little uptake on the interest income there. And the other thing was, there was a ride-back of an Income Tax. So we had a overall effective tax rate for the quarter being a little lower. So while overall our effective tax rate had been about 14%, but for a 70 crore extra ride-back that we had, it was about 15%; so we had an advantage of the tax ride-back of about net 70 crores in Q4.
Anchor: Sudip, there’s a big quarter for you, Enterprise Solutions crosses $ 1 Bn, where is that business headed in FY-08, can you give us some kind of an outlook for next year, on Enterprise?
Sudip Banerjee: Well, we’ve had three solid performing verticals in Enterprise throughout the year. We had a huge growth in Retail, we had a huge growth in Energy and Utilities, and a very significant improvement in the Manufacturing business. So as we go into next quarter, apart from these, the HealthCare business is also, from a very small base, growing very fast. So we expect all the verticals the Technology media, the Transportation vertical which has been a driver of growth in the past, will continue to be there next quarter. HealthCare will continue to be there next quarter, and Manufacturing and Retail will also fire. So we are hoping that all the verticals will continue their growth and we will see a very solid all round growth in Enterprise Solutions in 07-08.

Anchor: Mr. Rao, morning. I believe that onsite wages are going up at Wipro; could you just give us the details and also tell us what do you expect to see in terms of wage inflation in the next year and what impact it could have on margins?
AL Rao: I think we were able to contain our margins in spite of the wage inflation. If you see last year, in spite of the wage increases we did offshore as well as onsite, we were able to manage the overall margin within a narrow band. So, going forward, we expect to be competitive in the market and I am not able to say it – at what stage we will make the wage increases and what percentage. But we expect definitely some amount of wage increase because we have to be competitive. However I think, by all the other means, whatever utilisation or rate realisation we will be able to maintain our margins in spite of the wage inflation.
Suresh Senapaty: Udayan, like we said time, we have given a hike in the onsite salaries by about 3-4%, so it did impact 50 bps in our margin for Q4. And still we have given compensation increase in September and November for offshore and January for onsite. And we have done all the acquisitions which also made an investment of about 1% point in terms of a dip in the operating margin. And yet, on a YoY basis we have been able to maintain our operating margin within 30 bps; 24.3 vs 24 for the whole year.
Anchor: Girish, Morning. What’s the outlook from the BFSI segment, given that there has been a lot of concern about what’s happening in the US and whether there could be some slow down. What are your expectations from a volume growth perspective and also whether you can see any uptake in pricing from that vertical?
Girish Paranjpe: I think the business still looks good and we have had a good run-up so far in the past 3 years, growing 50% YoY. This year we have crossed $ 0.5 Bn and while there may be some segments of the markets which may have been affected, we don’t see a major impact on our business or our ability to continue to grow in the future. So I continue to be optimistic about what future holds for us.

Anchor: Suresh, anything you can tell us about the next fiscal, your guidance’s about next quarter, you don’t give specific guidance for the full year, but any directional statement you can share with your investor, on how you are starting FY-08?
Suresh Senapaty: I think the outlook looks good. While many of us have been talking about the US economy etc. etc., you know if you look the last quarter of ours, our sequential growth on the US has been about 8%. Out of the 44 clients, that we added in the last quarter, about 35 of them has been from the US. So we are seeing, I think the investments that we did in the last one year in terms of increasing the headcount, a significant component of the sales team being aligned with the vertical and the domains – is yielding us results and we are seeing some of the... In the last one year we have won about 10 $ 50 Mn accounts and the kind of pipeline that you are seeing, the initiative we have taken in terms of Toss and the initiative we have taken in terms of large deals and also the initiative we have taken in Canada in terms of the investment – I think all of them are showing up in results and we would look forward to much more of that coming through in 07-08. So overall 07-08 looks very exciting for us.
Anchor: Okay, on that note we will take a break. We will come back with more from the Wipro management in just a minute.
Welcome back, Good Morning for Asia. Wipro numbers are in, of course those numbers have been shored up by quite a bit of other incomes and a tax ride-back; which is why they are way above our expectations – the net profit number at least. The revenue growth has been fairly robust at 9%. Some other members of the Wipro Top Management join in now. TK Kurien who heads Wipro BPO; Suresh Vaswani from Wipro Infotech; and PR Chandrasekar who heads the US and Europe Geographies, also join in. Gentlemen, thanks very much for joining in.
Kurien, a good quarter for Wipro BPO, both on the volumes and the margins front?

TK Kurien: Yes! Last quarter was a good quarter. It was a quarter of execution for us. So, top line grew by 12.5%. Operating margins on an Indian GAAP basis grew by about 120 bps. So those were the highlights of last quarter. So overall a pretty satisfying quarter.
Anchor: How was pricing and was the 120 bps margin expansion largely on account of better pricing?
TK Kurien: Two reasons behind that – one is that, better mix of revenue and the second one of course is better pricing; both contributed to that. The good news is, when customers see value in you they give you better pricing.
Suresh Senapaty: Also, if you will compare Q4 last year on a YoY growth versus Q4 this year — so 17.5% and the growth rate has doubled to 27.X% in Q4 of 06-07. So a real turnaround you are seeing in the BPO that we have undertaken for ourselves.
Anchor: Kurien do you think it is sustainable – this kind of operating margin picture and the quarterly growth in volumes that you have seen?
TK Kurien: You know we have guided on operating margin pretty consistently for the past year and a half or two years, that we are looking at a range of between 20-22%. This has been at the higher end of that guidance that we have kind of given. We are pretty confident that we will be able to maintain that. The reality is that from a pricing perspective we don’t see too much of pressure, but given the fact that where the rupee finally settles in and given the fact that a large component of our cost is today in Indian rupees – that could be the only thing that could spoil the party today.
Anchor: Suresh Vaswani, could you just sum up the quarter for Wipro Infotech, this time around. Senapaty was just saying that you have had a good quarter as well.

Suresh Vaswani: Yes, we have had a great quarter, we have had a great year. So if I look at Wipro Infotech’s performance from an overall year perspective, we have grown 46% in terms of revenue, which is twice that of market growth. Some of the other key highlights of Wipro Infotech’s performance is – we have been rated as the No. 1 partner for Cisco, for Sun, for Microsoft, as well as for SAP; so this gives you some appreciation of the sort of value that we get to the Indian market. We have won some exciting services’ contracts in the domestic market and these include contracts from marquee customers – from Zuari, from Bharti Airtel, HDFC Standard Life and from Ashok Leyland.
Anchor: Right. Chandrasekar, morning to you. Could you just sum up or add to what Senapaty was telling us earlier about the US market? And are you seeing more from the European geography now, compared to the US or is US still the fastest growth area?
Sekar: See, historically Europe has grown faster than US. The good news is, I think the US has also grown well. So its nice to have a situation where both markets are doing nicely. US, it still remains strong. I know that there is a lot of concern in the market place and speculation about whether things are going to slow down. But at least as Wipro Infotech is concerned we will remain confident, I mean Wipro is concerned, we will remain confident — we have added customers, we have some good deals in the pipeline, the number of $ 20 Mn customers remained strong in the US. And in Europe, we are also now embarking on further reinforcing continental Europe. And we have also opened our development centre in Romania. So I am hoping both markets will chug along nicely next year.
Suresh Senapaty: This year we have added on Brazil, we have added on Bucharest apart from the Portugal and the Austrian facility that we have opened up. So all this is giving us a good platform to be able to address the both US and also the Canada investment that we are doing. And also then the practise has been very exemplary in terms of the revenue that we saw – both for the whole year as well as Q4. So I would like Suresh to add some flavor to that.

Sudesh Vaswani: You know the IT practices which comprises of our Testing Services, Infrastructure Services and Package Implementation Services have delivered very strong performance. They continue to be growth drivers for Wipro. They continue to be strong differentiators for Wipro. I just want to give a brief perspective in terms of the overall performance of the practice. Fro a year perspective, our Infrastructure Services has grown 76%, Testing Services has grown 64%, and Package Implementation has grown 40%. We continue to be No. 1 player out of India in terms of global markets for our Infrastructure Services practice and for our Testing Services practice. We have had some very exciting wins across the board, to give you a flavor of some – a large Test Outsourcing win from a US based bank; a large Infrastructure Managed Services contract from a large manufacturing company in the US; and a fairly strong CRM engagement with a Telecom Service provider in Europe. So its been strong, robust performance and we expect these service lines to continue to drive Wipro’s growth, going forward.
Anchor: Okay gentlemen, we will have to leave it there. We are out of time. But thanks very much and have a good 2008.